

Boenning and Scattergood
Investment Conference

November 9, 2009

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2009, June 30, 2009 and September 30, 2009, which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2008 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.56 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 114 banking offices + Pittsburgh, PA Loan Office

  - 138 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital

- Proven acquisition-oriented growth strategy

- Improved liquidity

- Asset quality compares favorably with regional and national peers

- Diversity of earnings stream

WesBanco

Strong Regulatory Capital Base

Total Capital to Risk-Weighted Assets Ratio



	3Q08	4Q08	1Q09	2Q09	3Q09
Tier 1 Leverage Ratio	8.82%	10.27%	9.72%	8.61%	7.55%
Tier 1 Risk Based Capital Ratio	11.44%	13.21%	12.70%	12.18%	10.95%
Total Risk Based Capital Ratio	12.59%	14.46%	13.95%	13.43%	12.21%

WesBanco

Growth by Acquisition:
A WSBC Core Competency



(MM)

$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0

2001   2003   2005   2007   2009
                                Sept. 30

■ Acquired Assets: 2002 to 3Q 2009 = $3.6B

- Focused on higher growth metro markets and enhanced market share

- Five acquisitions in seven years – assets more than doubled since 2001

- A history of successful consolidations

WesBanco

2009 Acquisition Activity

5 AmTrust Bank Branches

- Five offices in Greater Columbus; brings Columbus total to 13

- Completed March 27, 2009

- WSBC now ranks #9 in Columbus market (up from #21) with a 2.3% deposit market share

- $599 million in deposits @ 3.5% deposit premium

- Invested in $550 million of agency/MBS securities

- Internal runoff of single service CD's to improve deposit mix and lower cost of funds

- Broker division highly successful with deposit customer conversions

WesBanco

Liquidity Significantly Improved
with $600 Million of AmTrust Deposits

- Loan to Deposit Ratio improved to 87% at 3Q 2009 from 103% at year-end 2008

- Reducing reliance on wholesale funding (borrowings & brokered deposits) as funds mature

- Securities portfolio of $1.4B highly liquid; 58% unpledged and $36 million in net unrealized gains at quarter end

- Lines of credit
  - Over $528 million FHLB availability at 9/30/09
  - Holding company line undrawn at $25 million
  - Bank lines at approximately $150 million

WesBanco

An Expanding Franchise in Contiguous Markets: 114 banking offices



- Ranked #1-3 in deposit market share in 15 counties out of 37*

- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)

- Organized into seven markets

* SNL September 2009 Deposit Market Share Data

WesBanco

Loan Portfolio as of September 30, 2009

Total Loans = $3.51 B

Comm. Real Estate = $1.76 B



Comm. & Ind. 13%
Consumer 9%
HELOC, 7%
Res. Real Estate, 21%
Comm. Real Estate, 50%





Const & Dev. 14%
Owner-Occupied 36%
Investor-Owned 50%

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines
C&D + Investor-owned CRE = 285% of Total Risk-Based Capital

	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	$ 300.8	70.1%	100%
Investor-Owned Commercial	603.5	140.7%	N/A
Investor-Owned Residential	316.1	73.7%	N/A
Total Land, C&D, and Investor-Owned	**$1,220.4**	**284.5%**	**300%**

[1] Total Loans Outstanding + Unused Commitments
[2] Total Risk-Based Capital for the Bank = $428,846 at 9/30/09

WesBanco

Non-Performing Loans* by Loan Category

($ in MMs)	1Q'09	2Q'09	3Q'09
Land, Construction & Development	$ 7.2	$ 9.4	$ 9.4
Investment Property	27.4	29.8	23.9
Owner Occupied	19.5	21.6	20.3
Total CRE Non-Performing Loans	54.1	60.8	53.6
Commercial & Industrial	8.5	11.1	15.5
Residential & Home Equity	12.9	19.1	20.0
Consumer	0.7	0.8	1.1
Total Non-Performing Loans	$ 76.2	$ 91.8	$ 90.2

* Includes nonaccrual, renegotiated and 90 days past due = 2.57% of total loans in 3Q'09

WesBanco

Strong Asset Quality Relative to Peers

NPA + ≥ 90 PD Loans / Total Loans + OREO



Ann. Net Charge-offs / Avg. Loans



* National Peer Group = Median of 113 banks nationwide with assets between $2-$10 B. The 3Q '09 peer data had 82 of 113 available for NPA and 105 of 113 available for net charge-offs.

WesBanco

Credit Risk Management

- Centralized credit administration (commercial and retail)
- Senior credit officers in each region, report directly to Chief Credit Officer
- Commercial banking executives in each region, & support staff in each market providing localized decision making
- Credit analyst support in underwriting exposures above $500K
- Centralized underwriting and pricing for retail lending
- Lending Practices:
  - Minor amounts of out of market lending / SNC loans / unsecured loans
  - In house credit limits significantly below legal lending limit
  - Industry diversification in C&I portfolio
  - Diversification by CRE property type

WesBanco

Improving Credit Infrastructure: 2009 Initiatives

- Added more staff to Special Assets

- Conducted skills assessment to identify and prioritize opportunities for lender development

- Initiated formal credit training program for commercial & retail sales force

- Centralized underwriting and administration for small business lending; expanded delivery channels

- Strengthened loan review process; initiated monthly meetings with lenders to channel local market intelligence to regional and corporate levels on a monthly basis

WesBanco



Financial Results



Quarterly Performance Comparison

($000's except per share data)	3Q 2009	2Q 2009	LQ %Δ
Net Income	$5,442	$5,744	- 5.3%
Net Income Available to Common Shareholders	$2,321	$4,687	- 50.5%
Diluted Earnings Per Share	$0.09	$0.18	- 50.0%
Loan Loss Provision	$16,200	$10,269	+ 57.8%
Return on Average Assets	0.38%	0.39%	- 2.6%
Return on Average Equity	3.35%	3.48%	- 3.7%
Net Interest Margin (FTE)	3.35%	3.17%	+ 5.7%
Efficiency Ratio	61.89%	68.71%	- 9.9%

WesBanco

Nine Months' Performance Comparison

($000's except per share data)	2009	2008	YOY %Δ
Net Income	$16,636	$32,296	- 48.5%
Net Income Available to Common Shareholders	$11,403	$32,296	- 64.7%
Diluted Earnings Per Share	$0.43	$1.22	- 64.8%
Loan Loss Provision	$36,019	$17,605	+104.6%
Return on Average Assets	0.40%	0.77%	- 48.1%
Return on Average Equity	3.39%	6.57%	- 48.4%
Net Interest Margin (FTE)	3.32%	3.69%	- 10.0%
Efficiency Ratio	65.56%	63.90%	+ 2.6%

WesBanco

Net Interest Margin



NIM decrease in 2Q 09 due to increased liquidity from branch acquisition.

WesBanco

Stable Deposit Mix



Legend:
- Time Deposits
- Savings
- MMDA
- Interest Bearing
- Non-Interest

Years: 2005, 2006, 2007, 2008, 3Q'09

- 2009 deposits impacted by recent acquisition of AmTrust branches with higher CD levels

- Continued initiatives in place to increase non-interest bearing demand balances & especially convert AmTrust CDs

- Average cost of 3Q deposits is 1.59%* (1.69% YTD)

- Low level of brokered CDs

* Including noninterest-bearing deposits

WesBanco

Securities Portfolio at September 30, 2009

Securities = $1.42 B
~26% of total assets



- Agencies, 16%
- Municipals, 25%
- Agency Mortgage-Backed & CMOs, 57%
- Equities & Other, 2%

- Average portfolio yield of 4.57% YTD

- WAL approx. 4 years

- Over 58% unpledged

- Minimal private label CMOs or corporate/ABS securities

- Net unrealized securities gains of $36 million at quarter end

- Invested AmTrust deposits in agency/MBS securities with short duration

WesBanco

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Dec. 31, 2008	Sept. 30, 2009
Up 2% Rate Shock	-0.5%	-3.9%
Up 2 % Rate Ramp	+0.7%	+1.1%
Up 1% Rate Shock	+0.8%	+0.4%

Recent strategies focus on becoming more interest rate neutral subsequent to AmTrust acquisition. Market value of equity would decrease 1.0% in up 2% change.

WesBanco

Growing & Diversified Noninterest Income*



($MM)

Legend:
- **Trust** (gold)
- **Insurance (Net)** (cyan)
- **Service Charges & Fees** (green)
- **Other** (yellow)
- **Securities services (Net)** (blue)
- **Gain on Mtg. Loan Sales** (purple)
- **BOLI** (magenta)

Chart values:
- 2006: $44.3
- 2007: $50.7
- 2008: $57.0
- 9 mos. 2009 annualized: $51.4

Y-axis: $0, $10, $20, $30, $40, $50, $60, $70

- Noninterest income contributed 28.6% of 1st 9 mo. '09 revenue.

- Deposit service charges and other banking income up 27% from 1Q (2Q & 3Q includes AmTrust deposits)

- Non-bank offerings (trust, insurance, securities) contribute over $20 million revenue / year

- Growth of insurance and securities in 2009 offset lower trust fees from declining market valuations

- Trust fees are up 6.7% since 2Q and 4.6% from 1Q.

*   Excludes one-time, non-operating gains/losses

WesBanco

Wealth Management Services

- $2.6B of assets under management & administration
- Over 5,000 trust relationships
- 3 locations in WV & 1 in Columbus, OH
- Improving performance quarter over quarter as asset values recover.
- Product capabilities:
  - Trust
  - Investment mgmt
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans



Assets Under Management ($B)
Management Fees ($MM)

	2005	2006	2007	2008	Sept. 30, 2009
Management Fees	$14.3	$15.0	$16.2	$14.9	$13.6*
Assets Under Management	$2.6	$3.0	$3.1	$2.4	$2.6

* 9 mos. annualized

One Year Stock Price Changes
WSBC vs. NASDAQ Bank Index (IXBK)



Why WesBanco?

- Earnings derived from diversified product lines, markets and customers

- Efficient controls and delivery channels

- Responsive to local market conditions and opportunities

- Proven ability to manage risk

- Financially conservative

WesBanco

